

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2012

Via E-mail
Mr. Kevin C. Berryman
Executive Vice President and Chief Financial Officer
International Flavors & Fragrances, Inc.
521 West 57th Street
New York, New York 10019

   RE: International Flavors & Fragrances, Inc.
     Form 10-K for the Year Ended December 31, 2011
     Filed February 28, 2012
     File No. 1-4858

Dear Mr. Berryman:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Operating Results by Business Unit, page 30

2. Your current presentation of the total of your segments' adjusted operating profit outside of the ASC 280 note to the financial statements constitutes a non-GAAP financial measure. Please remove the total amount, or provide the disclosures required by Item 10(e) of

Regulation S-K. Refer to Compliance and Disclosures Interpretation 104.04 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Critical Accounting Policies and Use of Estimates

The Periodic Assessment of Potential Impairment of Intangible Assets Acquired in Business Combinations, page 40

3. Please help us better understand how you determined your operating segments pursuant to ASC 280-10-50-1 through 9 as well as your reporting units pursuant to ASC 350-20-35-33 through 38. Please specifically address the following in your explanation:
   - Please tell us who your chief operating decision maker is and how you made this determination pursuant to ASC 280-10-50-5;
   - Please tell us whether discrete financial information is prepared at a lower level than your current operating and reportable segments and explain to us who utilizes this information and for what purpose. Please also tell us at what levels your Board of Directors are provided financial information;
   - Please provide to us the name, title, and job description of each person that reports to the chief operating decision maker;
   - Given the different categories of products that you provide as well as the different geographical areas you serve in both your Flavors and Fragrances businesses, please help us understand how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations at your current operating segment level; and
   - If you aggregate reporting units, please tell us how you determined this was appropriate based on ASC 350-20-35-35.

Financial Statements

Consolidated Balance Sheet, page 53

4. It is not clear why you are providing a subtotal in your shareholders' equity section after accumulated other comprehensive (loss) income. Please advise or remove this subtotal.

Notes to the Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Research and Development, page 56

5. Please help us understand how you determined that research and development credits should be presented net of research and development expenses rather than included in taxes on income. Refer to ASC 740-10-30.

Note 6. Other Current Liabilities, page 62

6. In your table showing the components of other current liabilities, the other line item represents approximately 18% of total current liabilities as of December 31, 2011 and 21% of total current liabilities as of December 31, 2010. Please tell us the nature of the amounts included in the other line item in your table. If any of the amounts included in this line item are in excess of five percent of total current liabilities, please separately present. Refer to Rule 5-02.20 of Regulation S-X.

Note 9. Income Taxes, page 65

7. As a result of a tax audit for the 2002 through 2003 fiscal years, the Spanish tax authorities challenged certain tax positions taken in your Spanish subsidiaries' tax returns and imposed an assessment of $29.9 million. For the 2004 through 2006 fiscal years, the Spanish tax authorities issued a tax assessment of $79.6 million. You expect to receive an assessment for matters similar to these in subsequent fiscal years as well. Please clarify in your disclosures what fiscal years the provision of $49.6 million at December 31, 2011 relates to, including if you have accrued amounts for fiscal years subsequent to 2006.

8. In a similar manner to your disclosures related to tax positions challenged by Spanish tax authorities on page 67, please disclose any provision amounts recorded related to the dividend withholding tax controversies in Spain which are discussed on page 68.

9. The aggregated provision for uncertain tax positions, including those related to challenged tax positions in Spain, is $80.4 million. Please clarify in your disclosures whether this provision also includes amounts related to the dividend withholding tax controversies discussed on page 68.

10. Please provide the disclosures required by ASC 740-10-50-15(d) for any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months.

Note 12. Segment Information, page 72

11. Please provide the disclosures required by ASC 280-10-50-40 regarding your product sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief